UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	001-36302

Sundance Energy Australia Limited*

(Exact name of registrant as specified in its charter)

1050 17th Street, Suite 700

Denver, CO 80265

(303) 543-5700

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ordinary Shares, no par value

American Depositary Shares, each representing 10 Ordinary Shares

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 1

*      This Form 15 relates solely to the reporting obligations of Sundance Energy Australia Limited (a wholly-owned subsidiary of Sundance Energy Inc.) under the Securities Exchange Act of 1934 (the “Exchange Act”) and does not affect the reporting obligations of Sundance Energy Inc. as its successor issuer under the Exchange Act.

Pursuant to the requirements of the Securities Exchange Act of 1934, Sundance Energy Inc., as successor to Sundance Energy Australia Limited, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	December 6, 2019	By:	/s/ Cathy L. Anderson
Name: Cathy L. Anderson
Title: Chief Financial Officer